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         VocalTec Announces Essentra[TM] BAX Broadband VoIP Access Platform

Enables Delivery of VoIP Services to Residential and SOHO/SME Customers Over Any
        Broadband Infrastructure (DSL, Cable, Fixed Wireless Broadband)

FORT LEE, N.J. - July 12, 2004 - VocalTec Communications Ltd. (Nasdaq: VOCL), a leading VoIP telecom equipment provider, today announced the introduction of its Essentra[TM] BAX Broadband VoIP Access platform. Essentra BAX is a SIP-based softswitch platform providing subscriber calling features and web-based management over broadband access networks. This standalone product is a new member of VocalTec's newly expanded Essentra[TM] Product Suite, a versatile set of open and highly focused VoIP products for next generation network (NGN) operators and service providers. (See related announcements today.)

The carrier-grade and scalable Essentra BAX offers service providers a cost-effective entry into the world of broadband VoIP services. Featuring open interfaces, Essentra BAX can be easily and quickly implemented in the service provider's network facility. End users connect to the service through a SIP-based Integrated Access Device (IAD) or SIP Phone, which hooks into their broadband modem. Essentra BAX supports traditional subscriber calling features, such as call waiting, call forward, etc., as well as a wide range of innovative features, including conferencing and do-not-disturb. A web-based self-provisioning interface provides an easy way for end-users to manage their subscription services by defining exactly which services they require and how they wish them to operate.

"The Essentra BAX product is a key addition to our current Essentra offering," said Moti Suess, Chief Operating Officer at VocalTec. "With the company's strong heritage in the consumer VoIP market, the residential/small business access market represents an excellent opportunity for VocalTec in a market segment that we were the first to address in 1995 with VocalTec's Internet Phone[TM] product. The Essentra BAX enables service providers to realize the true vision of NGN in which the entire voice route is implemented over an IP network."

Essentra BAX allows service providers to take advantage of the growing availability of broadband access for residential and SOHO customers in developed markets, such as North America and parts of Europe and Asia. At the same time, using Essentra BAX over a fixed wireless infrastructure represents a cost-effective access solution for low-teledensity and rural areas in emerging markets. Since Essentra BAX is fully integrated with other Essentra products, the access solution can be easily expanded into a full-fledged next generation network for service providers wishing to offer a complete solution.

"Following the success of Vonage and other early entrants, the residential VoIP market is set to take off in the coming months and years. The North American residential VoIP market, for example, is projected to exceed 18 million subscribers by 2008, representing a CAGR of 78% from 2005-2008," said Jon Arnold, VoIP Leader at Frost & Sullivan. "With their new Essentra BAX product, VocalTec has positioned itself to address this growing market opportunity, in addition to its traditional strength in the international long distance (ILD) and wholesale space."

Essentra BAX is available for immediate customer deployment. For further product details, please visit VocalTec's website at www.vocaltec.com.


About VocalTec
VocalTec Communications Ltd. (VocalTec) is a leading telecom equipment provider offering next generation network (NGN) VoIP products for global carriers and local service providers. Our customer base spans more than 100 countries and includes Deutsche Telekom, Data Access, Intelcom San Marino (subsidiary of Telecom Italia Sparkle), RomTelecom and Hanoi Telecom. The company's flagship Essentra[TM] Product Suite is a set of modular, open and highly focused access and core VoIP network products, supporting a wide variety of VoIP-based NGN applications, including voice access, network peering and control, Class-4 long distance, prepaid calling card, rural telephony and hosted enterprise VoIP applications. VocalTec also provides VoIP solutions over fixed wireless broadband infrastructure.

Learn more about our products and solutions at www.vocaltec.com.

NOTE: VocalTec is a registered trademark of VocalTec Communications Ltd. Other trademarks are the property of their respective holders. Certain statements contained in this release may contain forward-looking information with respect to plans, projections or the future performance of VocalTec Communications or any of its subsidiaries or businesses or any of its customers, the occurrence of which involves certain risks and uncertainties, including, but not limited to, product and market acceptance risks, the impact of competitive pricing, competitive products, fluctuations in market demand, product development, commercialization and technological difficulties, and other risks detailed in the Company's reports filed from time to time with the Securities and Exchange Commission. VocalTec Communications is under no obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise.

Contacts:
Katy Brennan/Dylan Locsin                  Carmen Deville
LNS Communications                         Public and Investor Relations Manager
Public Relations for VocalTec              VocalTec Communications, Ltd.
Tel: 617-577-9777                          Tel: (US) 201-228-7000 x 6208
kbrennan@LNScom.com                        (Israel) +972-9-9707885
dlocsin@LNScom.com                         carmen@vocaltec.com